FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MEDIA RELEASE
SIGNATURES

M E D I A   R E L E A S E

GOLD FIELDS REPORTS GOOD QUARATER
DESPITE SOUTH AFRICAN RAND STRENGTH

•	Net earnings of R805 million

•	US Dollar earnings up 12% to US$93 million

•	Steady attributable gold production at 1.07 million ounces

•	Total cash costs down 2% to R60,709 per kilogram

•	Strong Rand results in a 15% reduction in operating profit to R1.13 billion

•	US$160 million approved for Tarkwa expansion

Johannesburg, 8 May 2003 – Gold Fields Limited (JSE and NYSE – GFI) today reported net earnings for the quarter of R805 million, compared to R817 million for the previous quarter and R1,049 million for the March 2002 quarter, one year ago. In U.S. Dollar terms, quarterly earnings rose by 12% from US$83 million to US$93 million. Operating profit declined by 15% from R1.32 billion to R1.13 billion but remained flat in US dollar terms at $135 million.

Included in net earnings are gains aggregating R178 (US$19 million) from the partial sale of the company’s holdings in Eldorado Gold Corporation and Glamis Gold Limited. This compares to a profit on the disposal of St Helena Gold Mine of R123 million (US$12 million) included last quarter. Gains on financial instruments (currency hedges) for the quarter amounted to R185 million (US$19 million), and a gain on foreign debt of R55 million (US$ 6 million) was generated for the quarter.

During the March quarter, the Rand/US$ exchange rate strengthened by 14% from 9.77 in December 2002 to 8.38 this quarter. This impact on earnings was partly offset by the higher Dollar gold price received of US$353 per ounce, compared to US$321 per ounce last quarter.

The March quarter is typically a difficult quarter to maintain production levels and costs due to the extended Christmas break. However, for the second year in a row, costs were well controlled during this period with total cash costs declining from R61,853 per kilogram to R60,709 per kilogram. In US Dollar terms cash costs increased from USD$197 per ounce to US$225 per ounce due to the stronger Rand during the quarter. Operating costs per ton were reduced at most operations; and, at R201 per ton, were 9% lower than last quarter. This is evidence of the ongoing and intense focus on cost management, which remains a key priority at all operations.

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), N J Holland† (Financial Director), G J Gerwel,
J M McMahon†, G R Parker‡, R Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American Company Secretary: V D MacDonald

Attributable gold production for the March 2003 quarter, despite the sale of St. Helena, was essentially flat at 1,072,000 ounces versus 1,091,000 ounces in the December 2002 quarter. Twenty-nine per cent of these ounces produced came from international operations. Australia’s production was steady, with slightly improved yields, while Ghana reported record tons crushed at Tarkwa and increased production at both operations. At the South African operations, the production increase continued at both Kloof and Beatrix due to increased underground tonnage. This was offset by lower production at Driefontein and the sale of St. Helena last quarter.

Comparing this nine-month period ended 31 March 2003 to the nine months ended 31 March 2002, revenue has increased by 25% in Rand terms (32% in US Dollar terms) from R8,703 million (US$870 million) to R10,922 million (US$1,149 million) due to increased production and an increase in the gold price from R92,146 to R100,302 per kilogram. During this nine-month period, attributable gold production increased 12% over the previous nine-month period from 2,951,000 ounces to 3,293,000 ounces mainly as a result of the acquisitions of the Australian and Damang operations.

The balance sheet still remains strong with cash at this quarter’s end remaining similar to the last quarter, despite the payment of a substantial bi-annual dividend. Cash at the end of this period was R1,821 million (US$224 million) compared to R1,926 million (US$217 million) at the end of December.

Ian Cockerill, Chief Executive Officer of Gold Fields, said: “Our operations did well during the March quarter to produce an excellent set of operational results despite the challenges posed by the extended number of public holidays over the Christmas season and the strengthening of the Rand.”

“The June quarter is posing even greater challenges as this quarter is characterized by even more public holidays, unevenly spread throughout the period. Combined with an ever-strengthening South African Rand that has continued into the current quarter, shareholders are advised that this is expected to have a much more pronounced impact on our next set of quarterly results,” said Cockerill.

A significant announcement this quarter is the completion of the feasibility study for the determination of long-term operating strategy at Tarkwa. The decision has been made to proceed with two significant investments at this mine. The first involves the installation of a 4.2 million ton per annum (mtpa) mill and CIL facility at a cost of US$85 million and the second, the acquisition of a new fleet of mining and support equipment at a cost of US$74 million, relating to a conversion from contractor to owner mining. The capital investment will be undertaken between June 2003 and December 2004, with the goal of having the mill commissioned by the end of 2004 and the conversion to owner mining commencing in June 2004. This expansion will increase annual throughput to 19 mtpa, while increasing annual gold production from the current 525,000 ounces to over 700,000 ounces.

On 20 March 2003, the South African Government released for public comment the draft Minerals and Petroleum Royalty Bill. The Bill proposes, inter alia, the imposition of a 3% royalty charge on the revenues of all South African gold mining operations, effective on conversion of mining rights as per the Minerals and Petroleum Resources Development Act passed earlier in this year. We are of the opinion that, in its current form, the Bill will have profoundly negative consequences for the gold mining industry in South Africa. It will, amongst other things, impact Black Economic Empowerment; reduce the viability of existing operations; increase pay-limits, and, consequently, cause job losses; substantially increase hurdle rates for new and organic growth projects; and potentially negate much of the goodwill that has been clawed back after the damage to investor sentiment caused by the leaked Mining Charter.

Gold Fields has submitted its detailed comments on the Bill through the Chamber of Mines as well as directly to the Department of Finance and the Department of Minerals and Energy. The initial response of the Minister of Finance, Mr. Trevor Manuel, has been encouraging and we are hopeful for a positive conclusion to this final chapter in the legislative transformation of the South African mining industry.

As recently reported by the media, Mr Edward Fagan, a well known New York lawyer, has sent Gold Fields a letter claiming he acts on behalf of a number of ex-employees, alleging forced labour and exposure to unsafe working practices, chemicals and other substances. He further claims that they will seek legal recourse through the US courts, under the Alien Tort Claims Act. To date Gold Fields Limited has been unable to establish the exact nature of these claims and is not aware of any suit having been filed in the US. We will keep shareholders appraised of any future development in this matter. If we establish that shareholder or company interests are frivolously or inappropriately prejudiced, we will not hesitate to take aggressive action either here or in the US.

Gold Fields is the world’s largest unhedged gold company, with annual attributable gold production of over 4.4 million ounces and attributable Mineral Resources of 187 million ounces and Mineral Reserves of 79 million ounces. It has operations in South Africa, Australia and Ghana (West Africa) and gold and platinum group metals exploration projects throughout the world. The principal trading market for the Company’s ordinary shares is the Johannesburg Securities Exchange in South Africa (GFI). The company’s American Depositary shares are listed on the New York Stock Exchange, also under the symbol GFI, as well as being listed on the London, Euronext, Paris, Brussels, and Swiss exchanges.

FULL RESULTS AVAILABLE AT
WWW.GOLDFIELDS.CO.ZA

SALIENT FEATURES

SA Rand								US Dollars

Nine months to		Quarter						Quarter			Nine months to

March	March	March	Dec	March				March	Dec	March	March	March
2002	2003	2002	2002	2003				2003	2002	2002	2003	2002

91,767	102,433	33,620	33,930	33,340	kg	Gold produced*	oz (000)	1,072	1,091	1,081	3,293	2,951

56,174	61,263	59,138	61,853	60,709	R/kg	Total cash costs	$/oz	225	197	160	200	175

25,939	32,063	9,910	10,560	10,792	000	Tons milled	000	10,792	10,560	9,910	32,063	25,939

92,146	100,302	107,732	100,969	95,068	R/kg	Revenue	$/oz	353	321	291	328	284

216	216	221	222	201	R/ton	Operating costs	$/ton	24	23	19	23	22

3,175	4,023	1,614	1,319	1,126	Rm	Operating profit	$m	135	136	149	423	318

1,893	2,164	1,049	817	805	Rm	Net earnings	$m	93	83	98	228	189

413	459	224	173	171	SA c.p.s		US c.p.s.	20	18	21	48	41

1,759	1,785	933	574	476	Rm	Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items	$m	58	59	81	188	176

380	378	199	122	101	SA c.p.s		US c.p.s.	12	13	17	40	38

*Attributable – All companies wholly owned except for Ghana (71.1%).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: May 8, 2003

By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs